Tel 713.758.2222 Fax 713.758.2347
November 16, 2010
Via EDGAR and Federal Express
Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-7010

Re:	Targa Resources Investments Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 8, 2010
File No. 333-169277

Targa Resources Partners LP
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 4, 2010
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Filed August 6, 2010
File No. 001-33303

Dear Mr. Owings:
     Set forth below are the responses of Targa Resources Corp., formerly known as Targa Resources Investments Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), to the comments and requests for additional information contained in the letter received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 12, 2010, with respect to the Company’s Registration Statement on Form S-1 initially filed with the Commission on September 9, 2010, File No. 333-169277, as amended by Amendment No. 1 filed with the Commission on October 15, 2010, as further amended by Amendment No. 2 filed with the Commission on November 8, 2010 and as further amended by Amendment No. 3 filed with the Commission on November 12, 2010 (the “Registration Statement”). Each response below has been prepared and is being provided by the Company and Targa Resources Partners LP (the “Partnership”), as applicable, each of which have authorized us to respond to the Staff’s comments on their behalf.

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November 16, 2010 Page 2
     Concurrently with the submission of this letter, (i) we are filing through EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”) and (ii) the Partnership is filing through EDGAR correspondence that provides the acknowledgements requested by the Staff. For your convenience, we have hand delivered three full copies of Amendment No. 4, as well as three copies of Amendment No. 4 that are marked to show all changes made since the filing of Amendment No. 2.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 4, unless otherwise specified.
Amendment No. 2 to Registration Statement on Form S-1
Prospectus Cover Page
     1. Please revise the prospectus cover page to identify only the lead or managing underwriter(s). If you believe that each of the entities you identify on the cover page is a lead or managing underwriter, please tell us why. Please refer to Item 501(b)(8) of Regulation S-K
      Response: We have reviewed Item 501(b)(8) and its requirement that only lead and managing underwriters be presented on the cover page of the prospectus. We have confirmed with the underwriting syndicate that each of the named underwriters is either a bookrunning manger, a co-manager, or a manager and that each such firm is actively engaged in the conduct of the firm commitment underwriting.
TRII Minimum Estimated Cash Available for Distribution for the Twelve Month Period Ending December 31, 2011, page 61
2. We have reviewed your response to comment 1 in our letter dated November 1, 2010. Please note that the most useful cash distribution forecast projections should cover a future period of no more than 12 months in advance. If you believe the annual period ended 12/31/11 is more useful to investors, given the loss of reliability the further out you project, please explain in detail why such period is superior. We may have further comment. Alternatively, please revise your filing accordingly.
Response: As a result of telephonic discussions with Messrs. Blume and Niethamer we have decided to supplement our projection for the twelve month period ending December 31, 2011 with an additional table providing a projection for the three months ended December 31, 2010. Please see pages 68-72.

November 16, 2010 Page 3
Changes in Connection with the Completion of this Offering, page 157
3. You indicate that the Compensation Committee expects to approve initial restricted stock and bonus stock awards under the New Incentive Plan and cash bonus awards to certain named executive officers. You state that the amount of the restricted stock awards and bonus stock awards were determined pursuant to your compensation philosophy and the compensation review discussed in your disclosure. However, you do not discuss how you determined the amount of bonus cash awards to issue to each named executive officer. Please expand your disclosure to discuss in greater detail how you determined the amount of restricted stock and bonus stock awards. Also, please discuss how you determined the amount of cash bonus awards that you awarded to each named executive officer.
     Response: The Registration Statement has been revised to provide a more detailed explanation of the restricted stock awards, bonus stock awards and cash bonus awards and how the awards to the named executive officers were determined. Please see pages 158-161.

November 16, 2010 Page 4
Security Ownership of Management and Selling Stockholders, page 168
4. You indicate that all officers and directors as a group, twelve individuals in total, own 5,281,410 shares. However, we note that your table does not identify all twelve individuals and the amount of shares listed under “Directors and Executive Officers” does not total 5,281,410. Please revise your table or provide a footnote that clarifies how you reached the 5,281,410 that you identify as being owned by all directors and officers as a group.
     Response: In preparing the section titled “Security Ownership of Management and Selling Stockholders” the Company reviewed Item 403 of Regulation S-K. Per Item 403(b), the Company must reflect the beneficial ownership of (i) all of its directors, (ii) each named executive officer and (iii) the directors and executive officers as a group, without naming them. The Company’s executive management team is comprised of seven members, five of whom are its named executive officers. In addition to the Company’s named executive officers, its executive management team includes Messrs. Roy E. Johnson and Paul W. Chung. In accordance with Item 403(b), the aggregate beneficial ownership of the Company’s directors and executive officers reflected in this section includes 713,566 shares beneficially owned by Mr. Johnson and 578,401 shares beneficially owned by Mr. Chung. The Company has added a footnote to the table included in “Security Ownership of Management and Selling Stockholders” to clarify how it calculates the beneficial ownership attributed to “All directors and executive officers as a group (12 persons).” Please see pages 167, 169 and 170.
5. Please disclose in the footnotes to the table how Ms. Helma, Mr. Johnson and Mr. Ruiz acquired the shares they are offering.
     Response: The Registration Statement has been revised as requested. Please see pages 169 and 170.
6. Since Messrs. Hwang, Joung, and Kagan are affiliated with the Warburg Pincus entities, please reflect in the table that these directors also beneficially own the Warburg Pincus shares.
     Response: The Registration Statement has been revised as requested. Please see pages 169 and 171.

November 16, 2010 Page 5
Consolidated Balance Sheet, page F-3
7. We note your disclosure on page 9 that you will effect a 1 for 2.11 reverse split of your common shares immediately prior to the offering. It does not appear, however, that you have given retroactive presentation to this reverse split in your financial statements. Please note that under SAB Topic 4C, a reverse split occurring after the date of the latest reported balance sheet but before the effective date of the registration statement must be given retroactive effect in the balance sheet. Accordingly, please revise the share and per-share information throughout your filing, including EPS figures, to reflect the reverse stock split. An appropriately cross-referenced note should disclose the retroactive treatment, explain the change made and, to the extent applicable, state the date the change became effective.
     Response: The Company acknowledges the Staff’s comment and has reviewed SAB Topic 4C. The Company agrees with the Staff that SAB Topic 4C calls for giving retroactive effect in the balance sheet to a reverse split occurring after the date of the latest reported balance sheet (September 30, 2010 in the Company’s case) but before the later of (i) the release of the financial statements or (ii) the effective date of the registration statement.
     The Company’s proposed reverse split of common shares will be declared by the Company’s board of directors concurrently with the pricing of the offering, which will take place after the Registration Statement becomes effective. SAB Topic 4C is inapplicable to the Company’s proposed reverse split of common shares because the split does not fall within the timeframe contemplated by SAB Topic 4C. Applying SAB Topic 4C to the Company’s historical financial data and financial statements included in the Registration Statement would result in the inappropriate presentation of pro forma information within those historical periods (as the financial statements would show a retroactive effect of a transaction that has not yet been approved and made effective). In addition, as the exact reverse split ratio will not be determined until pricing, it is premature to retroactively adjust the Company’s historical financial statements.
     In accordance with applicable accounting requirements, the Company presents the impact of the reserve split in the pro forma financial information on page 21 and in the pro forma financial statements on page F-74, and fully describes the impact on page F-75 and in Note 2(k) on page F-79. The final prospectus will include re-issued financial statements that recognize the reverse split as a subsequent event, update the balance sheets and update the earnings per share calculation on the income statements. To the extent the re-issued financial statements and final reverse split ratio differ materially from the information included in the preliminary prospectus, the Company will provide updated information

November 16, 2010 Page 6
through a free writing prospectus prior to the time investors make their investment decision in connection with this offering.
     It is the Company’s belief that the presentation of the reverse split of common stock presented in the Registration Statement fully complies with the Commission’s rules and regulations and applicable accounting requirements.
Form 10-K for the Fiscal Year Ended December 31, 2009 of Targa Resources Partners LP
General
8. Please have an authorized representative of Targa Resources Partners LP submit correspondence on EDGAR that provides the acknowledgements found at the end of our November 1, 2010 letter.
     Response: An authorized representative of the Partnership has submitted (concurrently with this letter) correspondence on EDGAR that provides the acknowledgements found at the end of the Company’s November 1, 2010 letter.
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Item 4. Controls and Procedures, page 45
9. We note your response to comment 19 in our letter dated November 1, 2010. Please confirm to us that your disclosure controls and procedures were “effective” at the reasonable assurance level as of the end of the period covered by the report. Please also confirm to us, if true that your officers concluded that your disclosure controls and procedures are also effective, at the reasonable assurance level, to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).
     Response: The Partnership confirms that its disclosure controls and procedures were “effective” at the reasonable assurance level as of June 30, 2010. The Partnership also confirms that its officers concluded that its disclosure controls and procedures were effective at the reasonable assurance level as of June 30, 2010 to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and

November 16, 2010 Page 7
communicated to its management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.
10. We note your response to comment 20 in our letter dated November 1, 2010. Please confirm to us that your disclosure controls and procedures as of June 30, 2010 were designed at the reasonable assurance level.
     Response: The Partnership confirms that its disclosure controls and procedures as of June 30, 2010 were designed at the reasonable assurance level.
     Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 4 to David P. Oelman at Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,
By:	/s/ David P. Oelman
David P. Oelman

Enclosures

cc:	Robert W. Errett, Securities and Exchange Commission Christopher S. Collins, Vinson & Elkins L.L.P.